Prospectus Supplement
John Hancock Collateral Trust (the “Trust” or the “Fund”)
Supplement dated September 28, 2023 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on September 26-28, 2023, the Board of Trustees of the Trust (the Board) approved amendments to the Rule 2a-7 Money Market Compliance Policies and Procedures.
Effective as of October 2, 2023, (the “Effective Date”), the following information supplements and supersedes any information to the contrary relating to the Fund contained in the current Prospectus.
In connection with the Board action described above, the Prospectus is further hereby amended as follows:
1.
The following information in “Item 9. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS” is revised and restated as follows:
(b)
Implementation of Investment Objective
The Fund invests only in U.S. dollar-denominated securities that, at the time of investment, are “eligible securities” as defined by Rule 2a-7 under the Investment Company Act of 1940 (“Rule 2a-7”). These securities may be issued by:
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U.S. and foreign companies;
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U.S. and foreign banks;
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U.S. and foreign governments;
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U.S. agencies, states and municipalities; and
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International organizations such as the World Bank and the International Monetary Fund.
The Fund may also invest in repurchase agreements based on these securities.
The Fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. Unlike the Fund’s dollar-weighted average maturity, the Fund’s dollar-weighted average life is calculated without reference to the reset dates of variable rate debt obligations held by the Fund.
As stated above, the Fund will invest in “eligible securities” as defined under Rule 2a-7, which include securities issued by another money market fund, government securities or securities that have a remaining maturity of no more than 397 calendar days and are determined by the Fund’s Board or its delegate to present minimal credit risk based on an assessment of the issuer’s credit quality, including the capacity of the issuer or guarantor to meet its financial obligations. The Fund’s Board has adopted procedures by which the Adviser will conduct this initial and ongoing assessment, as required.
The Fund will not acquire any security if, after doing so, more than 5% of its total assets would be invested in illiquid investments. An “illiquid investment” is an investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.
The Fund, at the time of investment, will have at least 10% of its assets in cash, direct obligations of the U.S. government or securities readily convertible to cash within one business day. The Fund, at the time of investment, will have at least 30% of its assets in cash, direct obligations of the U.S. government, including certain government agency securities issued at a discount with remaining maturities of 60 days or less, and securities readily convertible to cash within five business days.
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In managing the Fund, the Subadvisor searches aggressively for the best values on securities that meet the Fund’s credit and maturity requirements. The Subadvisor tends to favor corporate securities and looks for relative yield advantages between, for example, a company’s secured and unsecured short-term debt obligations.
In pursuing its investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7.
Pursuant to Rule 2a-7, the Fund is designated as an “institutional” money market fund and is required to utilize current market-based prices to value its portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($10.0000). Because the share price of the Fund will fluctuate, when a shareholder sells its shares, they may be worth more or less than what the shareholder originally paid for them. Accordingly, a shareholder may recognize capital gain or loss for federal income tax purposes upon the redemption of Fund shares.
In addition, the Fund has adopted policies and procedures to impose discretionary liquidity fees on redemptions if the Fund’s Board determines such liquidity fees are in the best interests of the Fund.
You could lose money by investing in the Fund. Because the share price of the Fund will fluctuate, when you sell your shares, they may be worth more or less than what you originally paid for them. The Fund may impose a fee upon sale of your shares. An investment in the Fund is not a bank account and is not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency. The Fund’s sponsor is not required to reimburse the Fund for losses, and you should not expect that the sponsor will provide financial support to the Fund at any time, including during periods of market stress.
2.
The following information included under the heading “(c) Risks” in “Item 9. INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, RELATED RISKS, AND DISCLOSURE OF PORTFOLIO HOLDINGS” is revised as follows:
Fees and gates risk. The Fund has adopted policies and procedures such that the Fund will be able to impose discretionary liquidity fees on redemptions if the Fund’s Board determines that such a liquidity fee is in the Fund’s best interests.
3.
The following information in “Item 11. SHAREHOLDER INFORMATION” is amended and restated as follows:
(c)
Redemption of Fund Shares
An investor in the Fund may sell (redeem) some or all of its investment by submitting a redemption request to the Fund or its agent on any business day the NYSE is open for trading. Shares will be redeemed at the current NAV calculated after the order is received by the Fund or its agent. Shares redeemed will not receive distributions declared on the effective date of the redemption. The proceeds of a redemption will be paid either by Fedwire, other immediately available funds or Fund property, normally on the business day on which the shares are redeemed. Payment may be delayed for not more than seven (7) days after the receipt and acceptance of the redemption order if reasonably necessary to prevent such redemption from having a material adverse impact on the Fund or the remaining shareholders, except as otherwise permitted by the 1940 Act or as provided by the SEC. The Fund reserves the right to pay redemptions in kind. Shares of the Fund may not be transferred.
The right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on such exchange is restricted, or, to the extent otherwise permitted by the 1940 Act or the SEC, if an emergency exists. In no event will the Fund or any Trustee be liable to a beneficial owner for interest on the proceeds of any redemption.
The Fund typically expects to mail or wire redemption proceeds between 1 and 3 business days following the receipt of the shareholder's redemption request. Processing time is not dependent on the chosen delivery method. In unusual circumstances, the Fund may temporarily suspend the processing of sell requests or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.
Under normal market conditions, the Fund typically expects to meet redemption requests through holdings of cash or cash equivalents or through sales of portfolio securities, and may access other available liquidity facilities. In unusual or stressed market conditions, such as, for example, during a period of time in which a foreign securities exchange is closed, in addition to the methods used in normal market conditions, the Fund may meet redemption requests through the use of its line of credit, interfund lending facility, redemptions in kind, or such other liquidity means or facilities as the Fund may have in place from time to time.
Certain Special Limitations Affecting Redemptions. The Fund has adopted policies and procedures such that the Fund will be able to impose discretionary liquidity fees on redemptions if the Fund’s Board determines that such a liquidity fee is in the Fund’s best interests. In the event that a liquidity fee is imposed, the Board may take certain other actions based on the particular facts and circumstances, including but not limited to modifying the timing and frequency of its NAV determinations. All liquidity fees payable by shareholders of the Fund would be payable to the Fund and could offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress.
If liquidity fees are imposed, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the time of implementation of the liquidity fee and details regarding the amount of the liquidity fee. The imposition and termination of a liquidity fee or redemption gate will also be reported by the Fund to the SEC on Form N-CR.

All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.
A liquidity fee imposed by the Fund will reduce the amount a shareholder will receive upon the redemption of its shares and will decrease the amount of any capital gain or increase the amount of any capital loss a shareholder will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.
In addition, the right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets. In addition, the SEC may by order permit suspension of redemptions for the protection of shareholders of the Fund.
If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.
Under certain circumstances, the Fund may honor redemption orders (or pay redemptions without adding a liquidity fee to the redemption amount) if the Fund can verify that the redemption order was received in good order by the Fund before the Fund imposed liquidity fees or temporarily suspended redemptions.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.